FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2004

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F    X        Form 40-F
                                    --------                --------

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934. )
                               Yes                   No    X
                                    --------            --------
            (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A press release on the announcement on 2004 interim results, made on August 10, 2004, in English by Huaneng Power International Inc.

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                               [GRAPHIC OMITTED]

TO: BUSINESS EDITOR
[FOR IMMEDIATE RELEASE]


                       HUANENG POWER INTERNATIONAL, INC.
                        Announces 2004 Interim Results

                Net Profit Increases 8.58% to RMB 2,481 Million

(Beijing, China, August 10, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited operating results for the six months period ended June 30, 2004.

Net operating revenues of the Company and its subsidiaries for the first half of 2004 were RMB12.964 billion (equivalent to US$1.566 billion), representing an increase of 23.30% compared to the same period last year. Consolidated net profit was RMB2.481 billion (equivalent to US$0.30 billion), representing an increase of approximately 8.58% compared to the same period last year. Earnings per share was RMB0.21 or RMB8.23 for each American Depositary Share (equivalent to US$0.99). The board of directors does not recommend any interim dividends for year 2004.

During the first half of 2004, the PRC's national economy continued to maintain rapid and steady growth with GDP growth rate reaching 9.7%, which led to a rapid increase in power demand, and power generation of the State increased 15.8% when compared to the same period last year. The macro-control policies and measures adopted by the State began to see their impact. However, there were still difficulties regarding the fuel transportation for power generation. The trend of overall tight power supply has not been eased, in particular the drastic increase in coal prices brought great pressure upon cost control efforts of the Company. The Company's management and staff made great efforts to seize the favorable opportunities as presented by substantial increase in power demand brought about by the rapid growth of the national economy, working hard to cope with the challenges of tight fuel supply, drastic coal price increase and declining coal quality. Facing the increasingly keen competition in the power market, the Company made its best endeavours to overcome the difficulties with every possible means, thus accomplishing generation and operation tasks in the first half of this year.

During the first half of this year, the Company's power plants achieved power generation totalling 48.83 billion kWh on a consolidated basis, representing an increase of 18.87% over the same period last year. The growth of power generation was mainly attributable to the power generation contributed by Yushe Power Plant and Xindian Power Plant acquired in 2003, and by the stable generation capacity created by the newly operated generating units no.5 and 6 at Jining Power Plant. On the other hand, continued rapid growth of power consumption in the regions where the Company's power plants are located also created favorable conditions for the Company to increase its power generation.

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Huaneng Power International, Inc. Announces 2004 Interim Results...P.2

In the aspect of cost control, the persistent rise in coal prices since the end of 2003 had brought about a significant impact on the Company's generation and operation. Such effect became particularly conspicuous since the second quarter of 2004 as the coal price had been surging prominently. Despite the relatively significant increase in power generation as compared to the same period last year and the implementation of various cost control measures by the Company, such gain still could not offset the increase in power generation costs brought about by the rise in coal prices. The unit fuel cost of the Company for the first half of the year increased by 25.85% when compared to the same period last year. Facing such unfavorable operating situation, the Company adopted measures in a timely manner to actively implement and enhance the planned realization rate of the State's major coal contracts; increased the supply of coal with good quality and competitive prices through the amicable business relationship established with large-sized coal enterprises; entered into medium to-long-term coal supply agreements with major coal supply enterprises and established stable long-term supply and demand relationships; actively and effectively commenced work on coal imports; and reinforced the transportation co-ordination with shipping companies, thereby relieving the delivery pressure. Besides, the Company further enhanced its internal management and tapped on its full potential: through coal blending burning, the price-rising pressure of the main coal and coal source could be eased; and through the process of up-grading the generating units, the Company it reduced the unit coal consumption, and to a large extent minimized the adverse effect brought about by the increase in coal prices to the Company.

Apart from stringent cost controls, the Company has been actively involved in new development projects. During the first half of the year, projects under construction including Qinbei Phase I, Yushe Phase II, Huaiyin Phase II and Shantou Phase II were all running smoothly and the proposed projects of the company progressed smoothly.

Besides, the Company has been actively acquiring new power assets in order to enhance its operation scale and profitability. On April 16, 2004, the Company entered into a transfer agreement with China Huaneng Group ("Huaneng Group"), Huaneng International Power Development Corporation ("HIPDC") and Jiangxi Provincial Investment Company. Pursuant to the transfer agreement, the Company acquired the following power assets for RMB4.575 billion: (1) 90% equity interest in Jinggangshan Huaneng Power Limited Liability Company and 40% equity interest in Hebei Hanfeng Power Limited Liability Company, both owned by Huaneng Group; (2) all the assets and liabilities of Yingkou Power Plant, 60% equity interest in Huaneng Chongqing Luohuang Power Limited Liability Company and 55% equity interest in Huaneng Hunan Yueyang Power Limited Liability Company, all owned by HIPDC; (3) 10% equity interest in Jinggangshan Power Plant owned by Jiangxi Provincial Investment Company. Currently, these acquisitions have been completed and the generation capacity on an equity basis of the Company increased by 3,096MW.

In the second half of the year 2004, demand will still be greater than supply in the power market. On the other hand, tight coal supply and continued increase in coal prices have aroused great concern to the relevant departments of the State. The management of the Company will continue to put optimization of shareholders' interests as its business objective and work targets, seizing the opportunities and overcoming the difficulties. Accordingly, the management and all staff of the Company will make joint efforts and overcome the difficulties to ensure the achievement of the annual targets in terms of generation and operations, bringing sustainable, steady and increasing returns to the shareholders.

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Huaneng Power International, Inc. Announces 2004 Interim Results...P.3

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns 16 power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~

For any details regarding the interim results, please refer to the announcements published on Wen Wei Po and South China Morning Post dated August 11, 2004. The soft copy of the announcement will also be made available at the following websites:
Hong Kong Stock Exchange: http://www.hkex.com.hk
The Company: http://www.hpi.com.cn


Encl: The unaudited condensed consolidated balance sheet and condensed consolidated income statement of the Company and its subsidiary for the six months period ended June 30, 2004, prepared under International Financial Reporting Standards.


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin Huaneng Power International, Inc. Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:(852) 2520 2241

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                      HUANENG POWER INTERNATIONAL, INC.



                                      By  /s/ Wang Xiaosong
                                         ------------------------------
                                      Name:    Wang Xiaosong
                                      Title:   Vice Chairman


Date:     August 10, 2004